Filed by Career Education Corporation
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934.
Subject Company: Whitman Education Group, Inc.
 Commission File No. 1-13722
Date: April 9, 2003

        The following is the transcript of an investor presentation made by Career Education Corporation on April 8, 2003 at a conference hosted by SunTrust Robinson Humphrey to discuss, and answer questions related to Career Education Corporation's strategic growth plan and financial performance:

        Except for the historical and present factual information contained herein, the matters set forth in this transcript, including statements as to the expected date of the closing of the merger, future financial and operating results, expected benefits and synergies of the merger, tax treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements identified by words such as "anticipates," "expects," "projects," "plans," "will," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on information currently available to us and involve risks and uncertainties that could cause our actual growth, results, performance and business prospects and opportunities to differ materially from those expressed in, or implied by these statements. These risks and uncertainties include, but are not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry and business as detailed in CEC's Annual Report on Form 10-K for the year ended December 31, 2002 and from time to time in each of CEC's and Whitman's reports filed with the SEC. CEC and Whitman disclaim any responsibility to update these forward-looking statements.

        CEC and Whitman will file a proxy statement/prospectus concerning the proposed merger transaction with the SEC as soon as practicable. Whitman investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. After they have been filed, you will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by CEC free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60195 Attention: Investor Relations Department, or by telephone at (847) 585-3899. You may obtain documents filed with the SEC by Whitman free of charge by requesting them in writing from Whitman Education Group, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, or by telephone at (800) 445-6108.

        Whitman, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Whitman in connection with the merger. Information about the directors and executive officers of Whitman and their ownership of Whitman stock is set forth in the proxy statement for Whitman's 2002 annual meeting of shareholders which was filed on July 15, 2002. Investors may obtain additional information regarding such participants' interests in the merger by reading the proxy statement/prospectus when it becomes available.

        Whitman investors should read the proxy statement/prospectus carefully when they become available before making any voting or investment decisions.

Career Education Corporation
Mr. John Larson—Chairman and CEO
Patrick K. Pesch—Executive Vice President & Chief Financial Officer

SunTrust Robinson Humphrey
Richard Close—Analyst

        Mr. Close:    Let's get started. I would like to welcome you to our second day of presentation. I am Richard Close. I cover the education sector for SunTrust Robinson Humphrey. As I said yesterday in several presentations, it's been an active several weeks in the education industry; not surprisingly Career Education, has been a primary player in that activity. Today it's my pleasure to have Jack Larson, Chairman and CEO of Career Education, Pat Pesch, Chief Financial Officer, and also Tracy Lorenz here from the company to tell the story. Jack.

        Mr. Larson:    You know my name. There is the Safe Harbor statement. First of all I would just like to say that I'm just giving you a brief overview of who we are. We are Career Education Corporation. I started the company in 1994. Our goal was to really be in a very premium part of the higher education industry. We had an initial public offering in 1998, had two secondaries after that, and we split the stock twice also after that. Currently, 51 worldwide locations. We have a very rapidly growing online business. That has been extremely lucrative for us and we expect really very great things out of that. Of course, we are the number one provider of on campus for profit when you look at our revenue and that would get even larger here in the future, certainly as we grow internally but also we do the Whitman acquisition. 20 consecutive quarters of record revenue in earnings and we view this as kind of a solemn thing—promises made, promises kept.

        Our shareholder returns since the IPO would be just right at about 1000%. The other area that I want to cover with you that I think is important, that's how we drive our revenues. Certainly, it is from a student population; this past fall we did exceed 50,000 students. Please keep in mind in our system those are almost all full time students. So these are people taking a full time loan. They are 100% dedicated to going to schools and 95% of our students fall in to that category. I think it shows the tremendous strengths of our marketing capability. The other thing that's very important to understand is our ability to grow and keep on growing. We obviously have a track record that speaks for itself. But more importantly the future looks very bright also. We will continue to do acquisitions; that's very much part of what we do. We have done more acquisitions in this industry than anybody else. We also look at startups; we started that program about three years ago. This year we'll do some 4 startups. Next year possibly we will do as many as 6-8. We have identified around 40 different cities that we would like to put other schools. Program transplants, we'll do some 50 of those this year. That is a very lucrative way to grow to be able to take programs that work at one school and cross-pollinate another. Advanced degrees, some 10-12 bachelor's and master's degrees will be added this year. Regional accreditation where that makes sense. We have some 7 schools that are underway currently. It gives you a little more flexibility in certain areas. Our online division really very outstanding performance there and I'm am going to cover some of that in more detail. We have looked at it and they are adding additional curriculum as we speak in the education area, the medical area, the criminal justice area. And of course the international expansion; with our expansion in France here recently, we are in Canada, we are in Dubai, London and that has proven to be very excellent also.

        We have broken in to two operating groups. There is the onsite group and that's represented by College, Schools, and Universities Group. Again, these are brand names; we break them in to these specialized areas, because it is a little bit easier to keep track of them and also manage and market. And then our online education group, because that is a completely different separate entity and the way they go about the business is also very different.

        American InterContinental University, our online area. Many of you might know about that, but just as a reminder, these are full time 100% degrees online. This is a regionally accredited school by

SACS. And on a conservative basis we are looking at generating between $200-$300 million in revenue. One of the statements that I want to make about online, why we have found it to be so lucrative after just an exhaustive study out there—we have surveyed some 29,000 students to ask them what they wanted—was the fact that in today's age online has never had more credibility for employers, which is the most important, for the students themselves, and the technology is absolutely right. But that business is going to grow by leaps and bounds and it's moving very quickly.

        The other area that I want to really impress upon you is just how many dollars are spent on post secondary, higher education—some $270 billion. There are a lot of great demographics out there; that's what is going to keep this growing for a long time to come, with the high school students pouring out of the high school currently expected to grow in some states by 20%, 30%, 40%, 50% between now and 2008. But also the young adult and the older student is also a very strong part of that and I will tell that's true here in United States and it's true in many other countries of the world that we've looked at.

        The demand right now has never been stronger. I've been in this industry now for some 29 years and the market is very, very responsive to our message. Part of that I think has to do with the economy out there where people know that they have do something with their lives and they are willing to make those various decisions. And certainly there is lot of really attractive financial characteristics. The fact that we can increase prices anywhere 5-7% every year. There is a lot of predictability of revenue and of course there is some great economies of scale on student-teacher ratio and just having various students at the various locations.

        This is a slide that really amazes me. It kind of shows the top 20 Universities in 1995 by population, also through the Fall of 2001. What's so amazing about it is it if you look at the Fall of 1995, there are no for-profit schools in that sector. When you look at the Fall of 2001 there are four of them. And I think it just shows that higher education has changed dramatically in the last number of years, but there is a very significant role for people in the for-profit sector. It's much more responsive in many ways. I will tell you this, this goes back to the Fall of 2001. We were the 11th largest then. We would have moved up this last year to about fourth or fifth, and the year that we are currently in we should be third, or higher frankly. So our goal here in the next three or four years, I will tell you, we will be the number one group in this sector and we will be at the very top.

        The other area that I think is really critical, as we operate our business and why it gives us a real keen edge out there and I will tell you each one of our colleges, schools and universities and online group, they know what their competitive edge is. Every single college school has this, they understand what it is, and they understand what they have to do to be number one in their sector. Such things as the system; that we know that we have to have career oriented curriculum. People want both a balance of theory but a lot of hands on. They want to get into really exciting areas which is culinary or visual communications or IT, business, medical. I think those things have really driven a lot of demand out there. I think it shows up certainly in every aspects of our business. Also on the age sector, we don't really limit it to any one age group. A lot of traditional colleges and universities do, and perhaps other schools. What we try to do is say, look, we'll go after a variety of different groups. We will go after students just coming out of high school. We'll go after young adults. We will also appeal to the older students. Various degrees, we don't pretend to be able to tell somebody exactly what their goal should be. That's why we offer a number of degrees anywhere from diplomas, to associates, to Bachelor's, to Master's degrees and this also has given us the real competitive edge in being able to serve every niche of the market.

        In terms of geography, we are all over the place. I think we are in some very excellent areas, and again we can do a lot of this on an on-site basis or on online basis. Our strong marketing expertise has also given us a leg up. We've got an internal in-house advertising agency. We've been able to show that we can generate large numbers of inexpensive leads of high volume; we are able to convert those leads and there are a variety of things that we have done to kind of specialize in that area.

        Placement, we have to be second to none here. We've done very well in that. We had record-breaking results last year that continued this year. At the end of the day that's what the student wants to know—what you are going to do to help me when I graduate from school? Our technology innovation stands everything that we do. We've got it where we already have the ability to generate leads, to be able to close those leads, to be able to package on an online basis, to be able to communicate with them and get them to start school, and to be able to communicate once that they are in school. This has dramatically lowered the cost of what we have to do when we used to do it manually. But this has been a real keen innovation And of course, we have a lot of quality brand name institution and let me just show some of those to you now.

        This is what the student buys when they are looking at education. It's all about trust; it's about going to something that they have heard of. A lot of our schools are 100, 50, 80, 90, 150, or 130 years old I think is our oldest one. And what they do is that they operate under their local brand name or it could be their national brand name such as the Le Cordon Bleu Culinary Program, could be AIU, American InterContinental University; there is certainly one here in Atlanta, and we find that's very important to a student upon making a decision. They want to know, that they are going to a good quality school, that's been out there for a long time, that people have heard of. They like the fact also the online group that that's part of a bricks-and-mortar campus also, so they have the security that is something that has a long history.

        Let me just share with you the key areas that we teach in terms of our curriculum, better communications and design, things like interior design, fashion design, fashion merchandising, web design, anything to do with the internet, technology area. Also, business studies, anywhere from secretarial science to MBA's, Information Technology, in terms of people that actually fix things, people that design things, people that build things. The culinary arts area of course, we are the largest provider of chefs in the world and that is under our Le Cordon Bleu culinary brand name.

        Health education is something we have been very interested in getting into for a long time. We have studied this area; we know that American's spend a lot of money on it. In fact there is a lot spent throughout the world, some $1.3 trillion. So we are starting out small right now, but I will tell you this will grow dramatically and this will be a significant part of what we do.

        This just kind of gives you an idea of what we look like when you look at the student population by age group. A lot of our students are right out of high school. Our biggest segment of course is our young adult population. We really like those people because of the fact they try different things. By the time they come to us, this is really what they want to do. Then of course the over 30 group. The other nice thing about us is we are broken up pretty much evenly male to female 50-50. Last time I looked, half the market was men and half was woman, so we see that as a very, very positive part of what we do. This just kind of shows you by population, in terms of the degrees, we do a lot of bachelors and masters. We certainly have some of the certificate programs, and that's mainly from our Canadian schools and also our associate degree program has been largest segment of what we do.

        This is something that really is a life blood of any school group, any education group, and that's the ability to generate large volumes of leads. Last year we generated some 1.7 million leads system wide that came from a variety of areas. Some of our biggest sectors of course were the internet off of our high school program, our television and direct mail, many referrals also, and it showed the market was very, very responsive to our message. And that by the way continues here in the first quarter in terms of the responsiveness of the market to our marketing message.

        The other area that's important to understand is, once all those leads would have come into our various schools, what do you do with them? And we have broken our representative force, our admission force into five different areas; we call it five legs of the stool. We have people that just work them in the local market, we have people that just work with high school students, there are representatives that just work with students from out of the area. And keep in mind, what gives us the strength, is about 35% of our students, because of the uniqueness of our programs and the quality of our schools and I think the ability to want to kind of come to a different location, come from out of the area. And that's certainly has given us a tremendous ability to grow. It's very much, in many regards, like a traditional college. Certainly, we have an international program. We find that there are a lot of students that are interested in coming to the U.S. There's a number of U.S. students that are interested in going to some of our international programs; as an example, our school in London—a large number of students will go for the study abroad program. And then of course Internet is very new. We have tons of internet leads; it took us a year to figure out what to do with those, but we definitely have figured that out now, and that has been a very significant, a very lucrative part of our business. And what we are finding is that it is a much less expensive way and you find a very serious student.

        This kind of talks to you about what we do with technology. I just want to give you an example. We have something called an automated enrollment center, and basically what it is a student when they come in as an inquiry, they have a couple of choices; they can talk to a live person, they can talk to somebody at a little bit later date, but we certainly want to get to him as quick as we can. But there is a whole segment out there, that they want find this information on their own, they are willing to come in, make the biggest decision of their life, figure out what they want to do, look at the curriculum, figure out cost, and yes what they will do then is they will actually enroll in an online basis. We just put this out there in the late Fall of last year and December—the Fall and December of this past year. But I will tell you that has been very, very successful. It's kind of one of a kind situation. Currently, depending on the location of the school, we'll get between 10% and 20% people responding in this way. I think clearly the market could be as large as 50%. In other words, 50% of the students would have heard of the school; they would have already kind of made the decision in their own mind; they would come in; they would find the site and they would actually enroll. And you know this will be many thousands of students and I will tell you they can do it at the fraction of the cost. So, I think it's a very positive way of using technology.

        You know, the other area that of course is critical is that we feel we have a very superior education product, with schools of choice for people that have a choice. When people are looking at our school, they are also looking at other ones. They want to make sure that they are going to the very best school that offers what they want and it has the right balance out there between hands on and theory. It also is the fact that we have a lot of our employers that will help create and refine programs through various areas, just in terms of the various committees and advisory boards. Certainly, we have a high quality staff out there. A lot of our teachers are adjunct, which means that they work in the daytime or they do what they actually do to come in and teach later on. The students really like this because it gives a lot of credibility to the fact that they have a teacher that actually understands the materials that are being presented. And of course, it's first class equipment and facilities. Again, these students shop around; they will go out to other schools; they will look at them. We feel it's no contest once they've looked at other schools and once they've walked in and looked at one of our schools. The basic reason is we specialize in a few areas and we do it better than anybody else.

        This is the area that we feel is our moral report card; that's our placement rate. This last year some 94%; in 2001 it was 92%. That trend continues to be very high. Part of the reason is that we expanded numbers of our placement people out there to help our graduates find jobs. We knew that we would have record-breaking numbers of graduates. I think it really paid off. It shows for the right jobs skills, there are plenty jobs out there and people will get jobs as they go out there. The other thing that we did, again we found that by using technology that we could connect students with lot more people. So what we do now is we take resumes, we hook them up with employers, and we found that it was a very creative way, but a way that employers really like to be able to see large numbers of students at kind of glance, make connections with these students. And we'll have things like virtual jobs fairs. As we have graduating classes, we'll put them on the Internet. And of course, there is still a lot of local stuff. There is lot of one-on-one stuff. But remember that I told you also that we do take a lot of students from out of town. The good news about that is we are able to then export placement to some of these other areas because people then will move back to where they came from or other areas. So this really helps in terms of being able to make sure that we are not putting our eggs in one city, basically.

        You know, we recently of course did the Whitman transaction, and for those of you that may not have heard about that. Whitman is publicly traded under the Whitman Educational Group. They have 22 campuses in 13 states, over 10,000 students. They mainly focus on the business, medical and information technology. They have some really attractive areas that we are not in that we do want to be in, or they are in areas that we are very familiar with and we don't mind having 1, 2, 3, 4 or 5 school in different cities. We kind of call them mega cities, if you will, and we have done very, very well with that strategy. You know, there is the revenue in the year ending—this year, March 31st, will be about 109 million. And the EBITDA is around 16.8 million for '03. So we had a really nice revenue increase last year, some 19%. And it definitely is a business that is growing. It is not a turnaround situation. It is something that we know will be accretive as we go forward.

        What does Whitman offer CEC? I think first of all, I told you about the 1.3 trillion spent on medical. This is an area that we've identified that we want to get into. By the acquisition with Whitman, we'll get some 14 schools, if you will. But there are also some other really nice things in there. We will also gain an additional regional accreditation with Colorado Technical University. Certainly, their strong recent financial performance shows it is a very excellent business. They have got some good brand names and certainly there are significant opportunities to either expand some of their locations through branching or satellite campuses. There are a number of advanced degrees that they have a very similar to us, but it helps grow that; certainly in the bachelors and masters degree area. And also we will receive our first doctorate degree. So we were very excited about that. Some of the cities that these locations are in would be Atlanta, Cleveland, Dallas, Denver, Fort Lauderdale, Houston, Jacksonville, New York, Tampa, and 13 of the schools are in the top biggest population areas out there, and we feel that is a very significant part of what we can grow the business on. And there is a high level of management at the school level. It also gives us perhaps another platform to grow our online group. There are some things that we would have to do to seek some approvals but they currently do have an online capability and we saw what we were able to do with there AIU online and feel that there are some of the same opportunities here.

        This is a just a quick review on how the two systems look side-by-side. The real important comparison here is that each system complements each other, whether it is onsite or online basis. When you look at revenue, they had $105 million last year. We had 751. Fifty-one locations currently, 22 for Whitman. Student populations, about 55,000 for us and 10,000 for them. But this is the area of unique opportunity. In this VisCom design area, they have nothing in that area. That's something that we feel we can significantly give them our curriculum and they will be able to add that to their schools, much like we did with our Katharine Gibbs School, much like we have added programs to a variety of our other schools, and really was able to get in there and double and triple the population.

        On the business side of life, that's an area of growth opportunity also to share some of the strong business programs that we currently have. On the information technology, this has been an area of strength for us, and we feel that there are some great opportunities here to share some of the curriculum that we have. In the culinary arts side, I don't know if we will be adding any culinary schools, but certainly it's going to give us the perspective in many of the states and cities that we currently are not doing business in. On the health education side, this is a very strong point here. They will add tremendously to what we are doing out there with that health education area. Another real nice area of opportunity is when you look at the diploma. They primarily have diplomas very significantly in that area. I just want to remind you that a lot of other systems that we have had in the past have had mainly the diploma area. The opportunity is to gear them more towards the associate and perhaps bachelor degree. We have been very successful at that. It certainly adds a lot of revenue and adds a lot of strength to what you are doing. So, this kind of shows the comparison with the associate degree. I think with them only doing about 12%, there is no reason they shouldn't be in that 50% level. And on the bachelor degree and masters degree side, I think that is a nice balance there and it is fairly easy to expand that into some of their other areas.

        One of the things, as I close off here, I just want to remind you of is we've broken the company into a lot of different divisions. There is our Katharine Gibbs Division, our University Division, Academy, Culinary, College, International, Online, our Medical Division. And one of the reasons is that we sincerely believe that each one of these does have the capacity to grow the revenue over the next 5-6 years to about $500 million each. So this gives us just another really solid platform. Many of you that know the history of our company, you know what we have done with a lot of our other acquisitions and I think this is going to be one of our very, very best acquisitions. We are very excited about that. One of the things that we find too is that by kind of getting a head start in this, really understanding kind of the integration of this, there is a lot of things that we can do prior to the deal actually closing, of course, which is expected to close first part of July. There are a lot of things that we can do to go in and kind of influence marketing, spend a few of our own dollars to really help gear up the business in the admissions area, begin laying the groundwork for different program offerings. Certainly do some investigations in terms of how we might expand the various facilities.

        The recipe here at Whitman is really very simple. What this systems needs is they need a lot more leads and I know that we can give them all that. Most of our average schools, we get tens of thousands more leads per campus than what these schools get. And I think it's just a spending function and we plan on doing that. We have got the creativity there. It's a matter of putting in some new programs and we have that, and that's good to go, and then also there is some expansion that's needed at schools on kind of a small scale, it is not a large scale. And that is a fairly simple recipe to be able to grow. It is not unlike what we did at AIU or Katharine Gibbs, other large systems, and some of our other larger acquisitions. At this time I would like to turn it over to Pat Pesch, and he's going to talk to you more.

        Mr. Pesch:    I am going to go through a number of these slides pretty quickly in the interest of keeping some time left for questions. And a lot of them, other than this slide, are basically reviewed in materials we've put out previously. The Whitman transaction, the $14.25 per share, about $6 cash, 8 1/4 in CEC shares, I will tell you when we get to the final sources and uses, that's going to be end up being about 50-50 cash and stock at 230 million, because some of the cost associated with paying out in-the-money options will be done in cash. So, again, at the end of the day it's going to be about 50-50 cash and stock. 13.7 times trailing EBITDA, we believe there's been a lot of earnings improvement in this company. We think on a true run-rate basis, the multiple is lower than that, about 2 times trailing revenue. We do expect this transaction to be accretive to earnings in '03. We are assuming here a July '03 close. We do have a separate break-out session and would be happy to review it in that session, or follow-up session, some of the particulars on the transaction that we discussed on a call with the analysts a few weeks ago.

        Acquisitions—just talking about our acquisition strategy here. Essentially, as Jack mentioned, we expect to continue to do acquisitions as part of our strategy, perhaps 2-3 transactions per year. The way I would sum up our strategy here is we are going to keep doing what we have done in the past. We are going to look for excellent education franchises with what we consider broad marketability of programs and potential for leadership in their market. We are always looking at regulatory compliance; we want to make sure that the schools that we are acquiring currently have kind of a clean bill of health. We are going to look at purchase price, look at potential for growth, and make sure that we can get an attractive return. And generally, we are going to look at accretive acquisitions. We have done some in the past that have been somewhat diluted, although they have turned accretive quickly after our acquisitions.

        Jack talked about an increasing level of start-up activity. You know, we think this is just a means to better control our destiny here. We will continue to do acquisitions, but we'll also expand our start-up activity. Program transplants, we have increased this. You will see from the chart at the bottom, it's approximately 50 transplants this year. Again, this is an excellent means of getting same school growth and we'll continue to do that actively.

        The strong internal growth record here. The thing I would really point out on this slide is, as you move from the older years up to the most recent years, we've maintained our growth dynamics here with an increasing number of schools in the same school comparison. You will notice here a slight fall in the EBITDA trends from year-to-year and the most recent year; that's largely a function of the investment we are making in our online business in the last year.

        This is just a quick review of the guidance we have provided previously. This guidance does not include the Whitman transaction. We have made it a practice not to include new guidance on transactions until we've closed them. Without Whitman, we would look at 960-970 million of revenue in the current year, continued trend in improving operating margins, EPS in that $1.81-1.83 range this year, CAPEX between 75 and 80. Just showing the following charts, which I'll go through quickly in the interest of a couple of questions here. These really just continue the operating trends that we have seen for the last few years, both in terms of the revenue, EBITDA, net income, and also earnings per share.

        Start-up campus guidance. You know, I would be happy to review some of this with you in some separate conversations. But this just kind of lays out what we look at as the cost of opening a new campus and essentially the investment that is required both from a P&L standpoint and from a CAPEX standpoint to get those new locations up and running. Our capital spending—we've broken it down here—essentially we look at probably around 4.5% of our revenue as being necessary to reinvest in maintenance-type CAPEX; remainder of this spending is expansion area. We've had a strong increase in our revenue per student over the last several years. That consists both of pure price increase, which has been in the 5-7% range, but also some mix change. As you see here, our online and culinary programs are the most expensive programs that we offer; and those have been the fastest growing. So it has given us some element of mixed change in terms of revenue per student growth.

        Bad debt has been something that's been talked about a lot in the industry. I'll point out here that through the last couple of years, we've had significant change in our proportion of funding that's provided by Title IV. This most recent year, we moved down from about 61% to about 53% of our funding coming from Title IV sources, with the remainder coming from—call it non-guaranteed sources—that has put some upward pressure on bad debt. We are comfortable that the quality of our receivables has been maintained throughout this period. That's also reflected in the fact that our DSOs have been coming down. We believe that this trend will continue.

        Three to five year business outlook—we expect strong revenue growth on a same school basis, continued operating margin improvement, which should translate in excess of 25% EPS growth. With that I'll turn it back to Jack.

        Mr. Larson:    We've got a lot of confidence in the future. Simply, the dynamics of this industry are tremendous. I have never seen a better time. We know that we can keep the growth going that we've had in the past. I think, in fact we've added lot more fire power to what we're doing for the future. We are in a very excellent competitive advantage in almost every single way. And, you know, we've a lot of different platforms to grow on. So we just don't limit ourselves to one or two areas. We've got clearly eight or nine different things that we can do to really get substantial growth. We've got the proven track record out there; and I think we're positioned for a very, very strong EPS growth. At this time, we'll take any questions. I realize there are just a few minutes left here. But we'll also take questions across the hall when the meeting adjourns. Any questions at this time?

        Mr. Close:    Okay. The company will be available in the break up area if you have any questions.